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ADAM T. TEUFEL

adam.teufel@dechert.com
+1 202 261 3464 Direct
+1 202 261 3164 Fax

January 30, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Attention:	Irene Paik

J. Nolan McWilliams

Kate Tillan

Jason Niethamer

Re:	Hashdex Nasdaq Crypto Index US ETF

Amendment No. 3 to Registration Statement on Form S-1

Filed December 26, 2024

File No. 333-280990

Ladies and Gentlemen:

On behalf of our client, Hashdex Nasdaq Crypto Index US ETF (the “Trust” or the “Registrant”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated January 7, 2025 (the “Comment Letter”), relating to the Trust’s Registration Statement on Form S-1 (File No. 333-280990) filed with the Commission on December 26, 2024 (the “Registration Statement”). On behalf of the Trust, we are concurrently filing via EDGAR Pre-Effective Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment”).

The Amendment and this correspondence provide the Registrant’s responses to the Comment Letter.

Each of the Staff’s comments from the Comment Letter is repeated below in italics and followed by the Registrant’s response. Capitalized terms used, but not defined, herein are used with the same meaning given to them in the Amendment. Any disclosure changes made in response to the Staff’s comments, as set forth below, in one place are also made in other applicable places of the prospectus contained in the Amendment (the “Prospectus”).

Amendment No. 3 to Registration Statement on Form S-1

General

1. We note that you have identified Flowdesk SAS, Nonco LLC, and Enigma Securities Ltd as Crypto Trading Counterparties. Please tell us whether these are the same entities as Flowdesk SAS, Nonco LLC, and Enigma Securities Ltd named as Authorized Participants, and whether any of these three entities is a registered broker-dealer. To the extent a Crypto Trading Counterparty is an affiliate of an Authorized Participant, disclose the nature of the affiliation and revise as necessary the Conflicts of Interest and Risk Factors sections.

Response: Flowdesk SAS, Nonco LLC, and Enigma Securities Ltd are Crypto Trading Counterparties, and not Authorized Participants. The Prospectus has been revised accordingly to disclose the affiliation between Authorized Participants and Crypto Trading Counterparties. However, we do not believe this affiliation presents a conflict of interest or would have an adverse impact on the Trust and its Shareholders. The Authorized Participants do not have any authority to influence the Trust’s or the Sponsor’s selection of any Crypto Trading Counterparty.

Creation and Redemption of Shares, page 78

2. Please disclose, if accurate, that the Authorized Participants named on page 80 are registered broker-dealers and members in good standing of the Financial Industry Regulatory Authority (FINRA).

Response: The Prospectus has been revised accordingly.

Conflicts of Interest, page 110

3. Please disclose whether sales of the Trust’s crypto assets will be facilitated through an affiliate of the Crypto Custodian. If so, describe the potential conflicts of interest associated with such an arrangement and the impact it may have on the price.

Response: The Prospectus has been revised accordingly. Please see section entitled “Risk Factors — The Prime Execution Agent, an affiliate of the Crypto Custodian, may facilitate sales of the Trust’s crypto assets, which could create conflicts of interest” and revised disclosures in the section entitled “Conflicts of Interest.”

*    *    *

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	Samir Kerbage, Hashdex

Julia	Castelo Branco Rocha, Hashdex

Davi Marques, Hashdex

Neel Maitra, Dechert LLP

Anna Tomczyk, Dechert LLP